FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Statement on Submission of Business Improvement Report to Japan’s Financial Services Agency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 8, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Statement on Submission of Business Improvement Report to

Japan’s Financial Services Agency

Tokyo, August 8, 2012—Nomura Securities Co., Ltd. today submitted a report on its business improvement measures to Japan’s Financial Services Agency in accordance with the business improvement order issued on August 3, 2012.

We take this matter very seriously and we apologize to our clients and all other concerned parties for the trouble that has been caused. We have set out a series of improvement measures and the entire firm is working to prevent similar incidents occurring in the future. As announced on July 26, we plan to complete implementation of most of the measures by the end of August, excluding those that require computer or other technical developments.

In addition, we have established an Improvement Measures Implementation Committee to monitor the implementation of the improvement measures. This committee reports directly to the President of Nomura Securities and includes the company’s Internal Control Supervisory Manager and relevant executive officers and department heads.

We will continue to further enhance our internal controls while working to prevent similar incidents and regain the trust of the public.

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.